Exhibit 99.1

October 5, 2015

The Board of Directors
VAALCO Energy, Inc.
9800 Richmond Ave., Suite 700
Houston, TX 77042

Board members:

As you know, Bradley Radoff (and related entities) and Group 42, Inc. (together the “Group”) collectively own 11.1% of the outstanding common stock of VAALCO Energy (the “Company”) in comparison to 1.9% of the Company’s outstanding common stock owned by the senior executive officers and you.

Under your stewardship, VAALCO has seen significant shareholder value destruction – a 77% drop in the share price in the past twelve months that exceeds the decline in the price of oil as well as the market price of the Company’s peer group.  This precipitous and disproportionate decline in stockholder value is an alarming fact that has the Group very concerned as well as determined to take all necessary actions to protect the value of all stockholders’ investment in the Company.

Specifically, the Board is accountable for the following:

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Abysmal corporate governance.  Immediately after we disclosed the Group’s 11% ownership stake, the Board rushed to adopt a poison pill with a 10% ownership trigger, thereby blocking the Group from acquiring additional shares and purporting to restrict us from communicating with our fellow shareholders regarding the best means to increase the value of our investment in the Company.  Given that in 2009 VAALCO’s shareholders overwhelmingly voted against the adoption of a poison pill, last week’s action by the Board is a blatant disregard of shareholders’ views on this topic.  In a difficult business environment, your decision to spend precious corporate resources to entrench yourselves from the actual owners of the business will only serve to perpetuate the Company’s poor performance without accountability.

•
Bloated G&A expenses. The Company’s last twelve months of cash G&A is approximately 20% of the Company’s enterprise value. Despite industry wide layoffs and G&A reductions, the Company has failed to announce any specific cuts to G&A and has offered shareholders nothing but vague promises of “G&A cost review and rationalization.”

•
Poor capital allocation. The Company has engaged in inadequate risk management with no hedging, excessive exploration risk and exploration commitments, including most damagingly, recklessly risking and losing almost $30 million in a failed high risk exploratory well in Angola.

•
Rampant capital expenditures. Despite industry wide cutting of capital expenditures, VAALCO’s management has increased the Company’s top-range capex guidance for 2015 from $75 million to $80 million. In the last twelve months the Company’s capex has been an astounding 150% of the Company’s current enterprise value.

•
Renewal of CEO contract. Despite a clear public record of value destruction during his tenure as CEO, the Board renewed Mr. Guidry’s contract while providing him with significant additional compensation in the event that he is terminated following a “change in control”—which includes a change in the majority of the Board as a result of a proxy contest initiated by the Company’s stockholders.  Mr. Guidry’s large-company background has proved to be ill-suited for VAALCO as demonstrated by his failure to quickly and appropriately respond to a challenging commodity environment and his inability to manage with limited resources.   The Board’s renewal of Mr. Guidry’s contract took place despite a letter from Group 42 three weeks earlier requesting consultation regarding the hiring of a CEO.  The Board did not provide us with the courtesy of a response to this letter and instead ignored our input as well as our invitation to discuss this important management issue with a significant shareholder.

In summary, shareholders deserve better.  Unlike senior management and yourselves, the Group has made a significant investment in VAALCO.  We are deeply troubled by the Board’s recent actions, and we are prepared to take all actions necessary to ensure that the Board is composed of individuals committed to act in the stockholders’ – as opposed to their own – best interests.

Sincerely yours,

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Paul A. Bell
Paul A. Bell
Chief Executive Officer and President
Group 42, Inc.